BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

ANNOUNCEMENT TO THE MARKET

Pursuant to CVM Instruction nº 358 of January 03, 2002, BRF S.A. ("Company" or "BRF") hereby informs its shareholders and the market that, on the date hereof, it signed a binding memorandum of understanding (“MOU”) with PT Indofood Sukses Makmur Tbk., (“Indofood”), for the incorporation of a joint venture company (“JVC”), which will explore the poultry and processed foods businesses in Indonesia.The JVC will represent the entry of BRF in Indonesia, a market with more than 250 million people and which is experiencing a significant protein consumption growth.

Indofood is one of Indonesia’s largest company with operations in all stages of food manufacturing, from production of raw materials and their processing, to consumer products. Its business operations includes consumer branded products, flour milling, agribusiness, distribution, cultivation and processed vegetables.  In the context of such JVC, BRF will contribute with its knowledge in the protein-based food processing industry and Indofood will contribute with its market access in Indonesia, granting access to its extensive distribution network.

BRF and Indofood will each hold a 50% ownership in the JVC and, subject to the satisfaction of certain conditions precedent to be set forth in the definitive agreements, jointly plan to invest approximately US$200 million in the next three years.

This transaction is in line with BRF’s strategic plan for globalizing the Company by means of accessing local markets, strengthening BRF’s brands, distributing and expanding its product portfolio around the globe.

São Paulo, December 19, 2014

Augusto Ribeiro Júnior
Chief Financial and Investor Relations Officer